July 7, 2016
Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Mark Shuman, Branch Chief - Legal Office of Information Technologies and Services
Edwin Kim, Staff Attorney

Re:	Fortinet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-34511

Ladies and Gentlemen:

Fortinet, Inc. (the “Company” or “Fortinet”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 23, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).

For your convenience, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company's response.

Part III: Incorporated by Reference to Definitive Proxy Statement Filed on Schedule 14A on April 29, 2016

Executive Compensation, page 19

1.
We note on your website, you provide profiles of nine members of your “Executive Management” and “leadership team.” However, you only disclose that four of these individuals are executive officers in your proxy statement and named executive officers for your executive compensation disclosures. Item 402(a)(3) of Regulation S-K requires that you disclose executive compensation for your principal executive officer, principal financial officer and “three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year.” We direct your attention to Rule 3b-7 of the Securities Exchange Act of 1934, which defines “executive officer” to include “any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant.” It is unclear to the Staff why, for example, a “Senior Executive Vice President” in charge of worldwide sales and support would not be considered an executive officer. Please advise why you only provide disclosure under Item 402 of Regulation S-K for four executive officers. Otherwise, please confirm that in future filings you will provide disclosure under Items 401(e) and 402 of Regulation S-K for your CEO, CFO, and three of your next highest paid executive officers.

Response:

The Company respectfully advises the Staff that the Company’s Board of Directors annually considers and designates the members of its management team who qualify as an “executive officer” within the meaning of Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-7 under the Securities Exchange Act of 1934, as amended (collectively the “Rules”). The individuals designated as executive officers for the year ended December 31, 2015 for purposes of the Rules were disclosed in the Company’s Definitive Proxy Statement filed April 29, 2016 (the “Proxy Statement”) under the heading “Executive Officers” as required by Item 401(b) of Regulation S-K. The Company respectfully submits that the other members of the management team identified on the “Executive Management” page of Company’s website did not perform a policy making function and were not in charge of a principal business unit, division or function such that they would qualify as an executive officer under the Rules for the year ended December 31, 2015. As is common with high technology companies, the Company’s website lists certain vice presidents for sales, product, human resources and investor relations for informational purposes, and not because such individuals are necessarily in charge of a principal business unit or perform a policy making function within the meaning of the Rules.

The Company respectfully advises the Staff that, in making its determination of who constitutes an executive officer under the Rules, the Company considered the substantive functions and responsibilities of the management team as opposed to titles and further considered the fact that the Company does not have any separate principal business units, divisions or segments. Except those determined by the Company to be executive officers under the Rules, as disclosed in the Proxy Statement, the Company did not consider any of the other members of the management team identified on the “Executive Management” page of the Company’s website to be in charge of a function or perform a policy making function for the year ended December 31, 2015 within the meaning of the Rules. For example, the investor relations function operates within the Company’s finance organization, under the direction of the Company’s Chief Financial Officer.

With respect to Mr. Patrice Perche, he was promoted to the position of Senior Executive Vice President of Worldwide Sales and Support in the first quarter of 2016. The Company notes that, before and after this promotion, the Company’s sales organization has been closely overseen by, and is under the direction of, Mr. Ken Xie, the Company’s co-founder, Chief Executive Officer and Chairman of the Board of Directors, and the Company believes that no individual other than Mr. Ken Xie has been in charge of the sales organization and performed a policy making function with respect to the Company’s sales organization within the meaning of Rule 3b-7. When making its determination with respect to the Company’s executive officers and named executive officers for the year ended December 31, 2015, the Company considered the above facts and circumstances and determined that Mr. Perche was not an executive officer within the meaning of Rule 3b-7 or a named executive officer for the year ended December 31, 2015.

The Company notes that it expects the Company’s Board of Directors will periodically consider the individuals designated under the Rules as executive officers of the Company, including in connection with the Board of Directors making its determination with respect to the Company’s executive officers and named executive officers for the year ending December 31, 2016; and the Board of Directors, based on a review of the facts and circumstances, may determine that Mr. Perche (or any of the other individuals listed on the Company’s website or others) constitutes an executive officer, and, to the extent that it makes such determination, the Company will provide appropriate disclosure under Items 401(e) and 402 of Regulation S-K in its future filings with respect to Mr. Perche or such other individual.

For the year ended December 31, 2015, in addition to designating Mr. Ken Xie as an executive officer, the Board of Directors determined that Michael Xie, the Company’s co-founder, President and Chief Technical Officer, and a member of the Board of Directors, Andrew Del Matto, the Company’s Chief Financial Officer, and John Whittle, the Company’s Vice President of Corporate Development, General Counsel and Corporate Secretary, were also executive officers within the meaning of the Rules.

In accordance with the Board of Directors’ determination, the Company disclosed the compensation for each executive officer who served as such during the year ended December 31, 2015 in its Proxy Statement in compliance with Item 402(a)(3) of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We hope that you will find the foregoing responsive to the Staff's comments. If you have any further questions or comments, please direct these to me at (408) 235-7700. In addition, we would like to request that you provide a facsimile of any additional comments that you may have to my attention at (408) 235-7737. Thank you for your assistance.

Sincerely,

/s/ Andrew Del Matto
Andrew Del Matto
Chief Financial Officer
Fortinet, Inc.

cc:	Ken Xie, Fortinet, Inc.
John Whittle, Fortinet, Inc.
Jeffrey R. Vetter, Fenwick & West LLP
Ran D. Ben-Tzur, Fenwick & West LLP